PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED SEPTEMBER 25, 1996)        SEC File No. 333-12213

                                 $150,000,000

                                                                          [LOGO]
                       ERP OPERATING LIMITED PARTNERSHIP

                       7 1/8% NOTES DUE OCTOBER 15, 2017

                               ----------------

  The 7 1/8% Notes due October 15, 2017 (the "Notes") offered hereby (the "Offering") are being issued by ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"), in an aggregate principal amount of $150,000,000. The Notes will mature on October 15, 2017 and are redeemable at any time by the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined herein), if any. The Notes are not subject to any mandatory sinking fund. See "Description of the Notes."

  Interest on the Notes is payable semiannually on April 15 and October 15, commencing on April 15, 1998.

  The Notes will be represented by a single fully registered Note in book-entry form (the "Global Security") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and, with respect to the beneficial owners' interests, by DTC's participants. Except as described in this Prospectus Supplement, Notes in definitive form will not be issued. See "Description of Notes--Book Entry System." Settlement for the Notes will be in same-day funds. See "Description of Notes--Same-Day Settlement and Payment."

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                               PROCEEDS TO THE
                                      PRICE TO   UNDERWRITING     OPERATING
                                     PUBLIC (1)  DISCOUNT (2) PARTNERSHIP (1)(3)
--------------------------------------------------------------------------------
Per Note...........................    99.135%       .875%          98.26%
--------------------------------------------------------------------------------
Total ............................. $148,702,500  $1,312,500     $147,390,000
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from October 8, 1997.
(2) The Operating Partnership has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Operating Partnership estimated at $225,000.

                               ----------------

  The Notes are being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Global Security will be made in New York, New York on or about October 8, 1997.

                               ----------------

                              MERRILL LYNCH & CO.

                               ----------------

          The date of this Prospectus Supplement is October 3, 1997.

                                 [LOGO] EQUITY


                                 The Portfolio


                              [MAP APPEARS HERE]




     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING BIDS AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing in the accompanying Prospectus or incorporated therein by reference. As used herein, the "Operating Partnership" shall be deemed to mean the Operating Partnership and those entities owned or controlled by it on a consolidated basis (the "Subsidiaries"), unless the context indicates otherwise. As used herein, the term "Company" includes Equity Residential Properties Trust and those entities owned or controlled by it, as the survivor of the merger between Wellsford Residential Property Trust ("Wellsford") and Equity Residential Properties Trust ("EQR") and both EQR and Wellsford as predecessors to the Company, unless the context indicates otherwise.

                           THE OPERATING PARTNERSHIP

     The Notes offered hereby (the "Offering") are being issued by the Operating Partnership which is managed by its general partner, Equity Residential Properties Trust (the "Company"). The Company, one of the largest publicly traded REITs (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. EQR was organized in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax free merger of EQR and Wellsford. The Company's senior executives average over 23 years of experience in the multifamily property business.

     All of the Company's interests in multifamily properties are held directly or indirectly by, and substantially all of its operations relating to multifamily properties are conducted through, the Operating Partnership. The Company controls the Operating Partnership as the sole general partner and, as of September 11, 1997, owned approximately 91% of the Operating Partnership's outstanding partnership interests.

     The Company is the largest publicly traded REIT owner of multifamily properties (based on the number of apartment units owned and total revenues earned). As of September 18, 1997, the Company owned or had interests in a portfolio of 360 multifamily properties (individually a "Property" and collectively the "Properties") containing 104,638 apartment units and managed 9,067 additional units owned by affiliated entities. Since the EQR IPO, at which time EQR owned 69 Properties, and through September 18, 1997, the Company has acquired, directly or indirectly, interests in an additional 303 Properties containing 86,812 units for a total purchase price of approximately $4.3 billion, including the assumption of approximately $1.1 billion of mortgage indebtedness. Since the EQR IPO and through September 18, 1997, the Company has disposed of 12 of its properties containing 3,899 units for a total sales price of approximately $98.1 million and the release of mortgage indebtedness in the amount of approximately $20.5 million. The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. At September 9, 1997, the Properties had an average occupancy rate of approximately 95%. The Properties are located throughout the United States in the following 32 states: Arizona, Arkansas, California, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

     The Operating Partnership's executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is
(312) 474-1300. In addition, the Operating Partnership has Regional Operations Centers in Chicago, Illinois; Dallas, Texas; Denver, Colorado; Seattle, Washington; Tampa, Florida and Bethesda, Maryland, and area offices in Atlanta, Georgia; Las Vegas, Nevada; Phoenix, Arizona; Portland, Oregon; Houston and San Antonio, Texas; Irvine and Stockton, California; Ypsilanti, Michigan; Raleigh, North Carolina; Ft. Lauderdale, Florida; Kansas City, Kansas; Tulsa, Oklahoma; and Nashville, Tennessee.

                              RECENT DEVELOPMENTS

Merger Activity

     On August 27, 1997, the Company entered into an Agreement and Plan of Merger regarding the planned acquisition of the multifamily property business of Evans Withycombe Residential, Inc. ("EWR"), a Maryland corporation, through the tax free merger of the Company and EWR (the "Merger"). The transaction is valued at approximately $1 billion and includes 55 multifamily properties containing 15,932 units. In the Merger, each outstanding share of common stock of EWR will be converted into .50 of a common share of the Company. The Merger is subject to approval of the shareholders of the Company and EWR and, therefore, completion of the Merger is conditioned upon such approval and certain other closing conditions.

     EWR is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), including EWR's Annual Report on Form 10-K for the year ended December 31, 1996. Reports, proxy statements and other information filed by EWR can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is: http://www.sec.gov. The shares of common stock of EWR are currently listed on the NYSE and such reports, proxy statements and other information concerning EWR can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     On May 30, 1997, the Company completed the acquisition of the multifamily property business of Wellsford Residential Property Trust ("Wellsford") through the tax-free merger of the Company and Wellsford (the "Wellsford Merger"). The transaction was valued at approximately $1 billion and included 72 multifamily properties of Wellsford containing 19,004 units. In the Wellsford Merger, each outstanding common share of beneficial interest of Wellsford was converted into
 .625 of a Common Share.

Acquisitions

     In addition to the Wellsford Merger, from January 1, 1997 through September 18, 1997, the Operating Partnership had acquired 45 Properties containing an aggregate of 12,862 units at a total purchase price of approximately $766.8 million (including the assumption of mortgage indebtedness of approximately $206.3 million). The Operating Partnership purchased twelve of such Properties for an aggregate purchase price of approximately $162.2 million (including the assumption of mortgage indebtedness of approximately $107.1 million) from affiliates of the Operating Partnership, Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership ("Zell/Merrill I") and subsidiaries of Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership II ("Zell/Merrill II"). The Operating Partnership funded the cash portion of these acquisitions primarily from its working capital.

     In addition, in April 1997, the Operating Partnership made an $88 million investment in six mortgage loans collateralized by five Properties. This investment was funded from the Operating Partnership's $500 million unsecured line of credit (the "Line of Credit") which it pays down from time to time with the proceeds of equity or debt offerings by the Company or the Operating Partnership, respectively. See "Securities Issuances" below.

Probable Acquisitions

     As of September 18, 1997, the Operating Partnership had entered into contracts with unaffiliated sellers to acquire 24 additional properties containing 6,675 units which are located in 14 states (collectively, the "Properties Under Contract"). The total combined purchase price for the Properties Under Contract is approximately $375.4 million, including the assumption of approximately $171.1 million of mortgage indebtedness. There can be no assurance that these 24 Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated. The Operating Partnership anticipates that the acquisition of the Properties Under Contract will be funded with the proceeds of the Offering, its working capital and/or its Line of Credit. The Operating Partnership believes that the Properties Under Contract can be integrated into its system of Regional Operations Centers and area offices without any significant corresponding increase in the costs of operations of such offices.

Pending Acquisitions

     Additional Properties Under Contract

     As of September 18, 1997, the Operating Partnership had entered into contracts with various unaffiliated sellers to acquire two additional properties under contract (the "Additional Properties Under Contract") for a total combined purchase price of approximately $29.6 million. These Additional Properties Under Contract contain 272 units and are located in Connecticut and Utah. The contracts for the Additional Properties Under Contract contain due diligence contingency provisions that allow the Operating Partnership to conduct extensive investigative procedures of such properties and give the Operating Partnership the option to terminate such contracts with a full refund of earnest money if the Operating Partnership becomes dissatisfied with the Additional Properties Under Contract in any way, in its sole discretion, during such review period. The purchase price for the Additional Properties Under Contract is expected to be funded primarily with the net proceeds of the Offering and/or from the Operating Partnership's Line of Credit. There can be no assurance that the Additional Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

     Properties Under Negotiation

     As of September 18, 1997, the Operating Partnership was also negotiating with various sellers for the acquisition of 65 additional properties (the "Properties Under Negotiation") containing 17,576 units for a purchase price of approximately $999.6 million, which includes the assumption of approximately $635.5 million of mortgage indebtedness. With respect to the Properties Under Negotiation, the Operating Partnership is negotiating the significant terms of the purchase contracts for such properties. The Operating Partnership anticipates that, if and when entered into, the purchase contracts for the Properties Under Negotiation will contain due diligence contingency provisions that will allow the Operating Partnership to conduct extensive investigations of such properties and will give the Operating Partnership flexibility to terminate such contracts with a full refund of earnest money if the Operating Partnership becomes dissatisfied with the Properties Under Negotiation in any way, in its sole discretion, during such review period. If the Operating Partnership acquires the Properties Under Negotiation, it is expected that the terms and conditions of such acquisitions will be similar to other acquisitions of Properties made by the Operating Partnership. The purchase price for the Properties Under Negotiation is expected to be funded primarily with the net proceeds of the Offering and/or from the Operating Partnership's Line of Credit. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance some or all of such potential acquisitions. There can be no assurance, however, that the Properties Under Negotiation will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

Dispositions

     From January 1, 1997 through September 18, 1997, the Operating Partnership has disposed of its interests in one property containing 200 units for an aggregate sales price of approximately $4.8 million. The proceeds of this transaction were used for the acquisition of an additional property.

Securities Issuances

     Since January 1, 1997, the Company has raised an aggregate of approximately $487.3 million pursuant to eight separate public offerings of its common shares of beneficial interest, par value $0.01 per share ("Common Shares"), and an aggregate of approximately $473.1 million pursuant to the public offering of depositary shares representing Series D Preferred Shares and Series G Preferred Shares.

Financings

     On September 9, 1997, the Operating Partnership entered into its Second Amended and Restated Revolving Credit Agreement, with Morgan Guaranty Trust Operating Partnership of New York as Lead Agent, which increased available borrowings under the Line of Credit to $500 million.

                                USE OF PROCEEDS

     The net proceeds to be received by the Operating Partnership from the sale of the Notes are estimated at $147,165,000 after the deduction of the underwriting discount and the estimated expenses payable by the Operating Partnership. The Operating Partnership intends to use the net proceeds of this offering for the acquisition of additional multifamily properties and for working capital purposes.

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE UNIT DISTRIBUTIONS

     The following table sets forth the Operating Partnership's ratio of earnings to combined fixed charges and preference unit distributions for the periods shown.

                                                     For the Years Ended December 31,
For the Six Months    For the Six Months         ----------------------------------------
Ended June 30, 1997   Ended June 30, 1996        1996     1995     1994     1993     1992
-------------------   -------------------        ----     ----     ----     ----     ----
       1.69                  1.57                1.59     1.54     2.18     1.25      .91

     Ratio of earnings to combined fixed changes and preference unit distributions represents the ratio of income before gain on disposition of properties, extraordinary items and allocation to Minority Interests plus fixed charges (principally interest expense incurred) to fixed charges and preference unit distributions.

                            BUSINESS AND PROPERTIES

     The Operating Partnership is managed by the Company. The Company is a self-administered and self-managed equity REIT. EQR was established in 1993 to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the multifamily property business since 1969. The Company is a fully integrated real estate concern that acquires, improves, operates and manages its Properties. The Company has benefited, and expects to benefit, from the following elements:

Diversified Portfolio

     As of September 18, 1997, the Operating Partnership owned or had interests in a portfolio of 360 Properties containing 104,638 apartment units located in 32 states. As of such date, the Operating Partnership's portfolio was the largest multifamily property portfolio controlled by a publicly traded REIT (based on the number of apartment units owned and total revenues earned). The Operating Partnership's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. No single Property represents more than 1.36% of total apartment units. The distribution of the Properties throughout the United States reflects the Operating Partnership's belief that geographic diversification helps insulate the portfolio from regional and local economic influences. At the same time, the Operating Partnership has sought to create clusters of Properties within each of its primary markets to achieve economies of scale in management and operation. The Operating Partnership has established Regional Operations Centers in Chicago, Illinois; Tampa, Florida; Dallas, Texas; Denver, Colorado; Seattle, Washington; and Bethesda, Maryland; and area offices in Atlanta, Georgia; Las Vegas, Nevada; Phoenix, Arizona; Portland, Oregon; Houston and San Antonio, Texas; Irvine and Stockton, California; Ypsilanti, Michigan; Raleigh, North Carolina; Ft. Lauderdale, Florida; Kansas City, Kansas; Tulsa, Oklahoma; and Nashville, Tennessee.

Experienced Management

     The Operating Partnership's senior executives average over 23 years of experience in the multifamily property business. The Operating Partnership has a fully integrated management team: an Acquisitions Department that is dedicated exclusively to the property acquisition function and is in constant contact with principals and brokers nationwide; an Asset Management Department that establishes strategic plans with respect to the portfolio including the development and implementation of long-term business plans, asset financings, property repositionings, expansions, and property disposition decisions; a Property Management Department that aggressively manages the portfolio through significant interaction with on-site property managers at each Property; an Accounting and Finance Department that maintains the books and records of the Properties and generates timely financial reports; a Capital Markets Department that manages investor relations and capital raising; and a Legal Department that oversees all of the Operating Partnership's legal affairs.

Sophisticated Management Information Systems

     The Operating Partnership makes extensive use of management information systems. On-site computers at every Property are capable of compiling and forwarding to the Operating Partnership's Regional Operations Centers on a daily basis numerous standardized reports including daily occupancy, lease expiration and renewals, prospective tenants and rental rate information. Quality controls are maintained through the Operating Partnership's practice of (i) conducting resident satisfaction surveys, (ii) surveying residents that move out of the Properties, and (iii) surveying prospective tenants who select alternative housing.

The Properties

     As of September 18, 1997, the Operating Partnership owned or had interests in a portfolio of 360 Properties located in 32 states containing 104,638 apartment units with the largest having 1,420 units and the smallest having 36 units. The average number of units per Property was approximately 290. The units are typically contained in a series of two-story buildings. As of September 9, 1997, the Properties had an average occupancy rate of approximately 95%. Tenant leases are generally year-to-year and require security deposits. The Properties typically provide residents with attractive amenities, including a clubhouse, swimming pool, laundry facilities and cable television access. Certain Properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms.

       The following chart sets forth certain information regarding the Properties on a state-by-state basis.

                              Properties By State
                          (As of September 18, 1997)

State                            Number of Properties            Number of Units           % of Units in Portfolio
-----                            --------------------            ---------------           -----------------------
Arizona                                   25                          7,539                         7.2%
Arkansas                                   4                          1,039                         1.0%
California                                42                         11,296                        10.8%
Colorado                                  21                          5,696                         5.4%
Florida                                   33                          8,389                         8.0%
Georgia                                   15                          4,268                         4.1%
Idaho                                      1                            120                         0.1%
Illinois                                   5                          2,682                         2.6%
Indiana                                    1                            272                         0.3%
Iowa                                       1                            186                         0.2%
Kansas                                     5                          2,144                         2.0%
Kentucky                                   5                          1,327                         1.3%
Maine                                      2                            340                         0.3%
Maryland                                  12                          3,753                         3.6%
Michigan                                   5                          2,396                         2.3%
Minnesota                                  2                            935                         0.9%
Missouri                                   4                            970                         0.9%
Nevada                                    11                          3,279                         3.1%
New Hampshire                              1                            390                         0.4%
New Jersey                                 1                            704                         0.7%
New Mexico                                 4                          1,073                         1.0%
North Carolina                            14                          3,606                         3.4%
Ohio                                       4                          2,083                         2.0%
Oklahoma                                  15                          4,261                         4.1%
Oregon                                    11                          3,448                         3.3%
South Carolina                             1                            211                         0.2%
Tennessee                                  9                          2,735                         2.6%
Texas                                     46                         15,201                        14.5%
Utah                                       3                          1,298                         1.2%
Virginia                                   8                          2,569                         2.5%
Washington                                46                          9,742                         9.3%
Wisconsin                                  3                            686                         0.7%
                                      ------                        -------                       -----
    TOTAL                                360(1)                     104,638                       100.0%
                                      ======                        =======                       =====

  _________________________

  (1) The Operating Partnership's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties.

       For additional information with respect to the Properties, see the Operating Partnership's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1996, the Operating Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 1997, and the Operating Partnership's Current Report on Form 8-K dated September 10, 1997, each of which is incorporated by reference into the accompanying Prospectus.

                 SELECTED FINANCIAL AND OPERATING INFORMATION


     The following table sets forth selected financial and operating information on a historical basis for the Operating Partnership. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the period ended June 30, 1997, the Annual Report on Form 10-K for the year ended December 31, 1996 and the Current Report on Form 8-K dated September 10, 1997, which documents are incorporated by reference into the accompanying Prospectus. In the opinion of management, the operating data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.


                       ERP OPERATING LIMITED PARTNERSHIP
                 CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
          (Amounts in thousands except per partnership interest data)


                                                        Six Months Ended
                                                            June 30,               Year Ended December 31,
                                                       --------------------    -------------------------------
                                                         1997       1996          1996       1995       1994
                                                       ---------  ---------    ---------  ---------  ---------
OPERATING DATA:

REVENUES
  Rental income                                         $290,799   $209,239     $454,412   $373,919   $220,727
  Fee and asset management                                 3,110      3,303        6,749      7,030      4,739
  Interest income-investment
    in mortgage notes                                      8,011      5,866       12,819      4,862         --
  Interest and other income                                4,404      1,180        4,405      4,573      5,568
                                                        --------   --------     --------   --------   --------
    Total revenues                                       306,324    219,588      478,385    390,384    231,034
                                                        --------   --------     --------   --------   --------
EXPENSES
  Property and maintenance                                70,760     59,217      127,172    112,186     66,534
  Real estate taxes and insurance                         29,667     21,229       44,128     37,002     23,028
  Property management                                     11,819      8,800       17,512     15,213     10,249
  Property management-non-recurring                           --         --           --         --        879
  Fee and asset management                                 1,569      2,126        3,837      3,887      2,056
  Depreciation                                            62,775     42,933       93,253     72,410     37,273
  Interest:
    Expense incurred                                      50,924     37,024       81,351     78,375     37,044
    Amortization of deferred
      financing costs                                      1,220      1,895        4,242      3,444      1,930
  General and administrative                               6,206      4,105        9,857      8,129      6,053
                                                        --------   --------     --------   --------   --------
    Total expenses                                       234,940    177,329      381,352    330,646    185,046
                                                        --------   --------     --------   --------   --------

Income before gain on dispo-
  sition of properties and
  extraordinary items                                     71,384     42,259       97,033     59,738     45,988
Gain on disposition of properties                          3,632      2,346       22,402     21,617         --
                                                        --------   --------     --------   --------   --------
Income before extraordinary
  items                                                   75,016     44,605      119,435     81,355     45,988
Extraordinary items:
  Write-off of unamortized costs on
    refinanced debt                                           --         --       (3,512)        --         --
  Gain on early extinguishment
    of debt                                                   --         --                   2,000         --
                                                        --------   --------     --------   --------   --------
Net income                                              $ 75,016   $ 44,605     $115,923   $ 83,355   $ 45,988
                                                        ========   ========     ========   ========   ========
Net income per weighted average
  partnership interest outstanding                      $   .86    $    .65         1.70   $   1.68   $   1.34
Weighted average partnership
  interests outstanding                                  62,787      48,122       51,108     42,749     34,150




                                                  At June 30,                     At December 31,
                                           ------------------------    -------------------------------------
                                              1997         1996           1996         1995         1994
                                           -----------  -----------    -----------  -----------  -----------
BALANCE SHEET DATA:
  Real estate, before accumulated
    depreciation                            $4,482,434   $2,479,974     $2,983,510   $2,188,939   $1,963,476
  Real estate, after accumulated
    depreciation                            $4,124,835   $2,227,102     $2,681,998   $1,970,600   $1,770,735
  Total assets                              $4,738,734   $2,394,135     $2,986,127   $2,141,260   $1,847,685
  Total debt                                $1,715,387   $1,036,484     $1,254,274   $1,002,219   $  994,746
  Redeemable Preference Interests           $       --   $       --     $       --   $   24,578   $   26,001
  9 3/8% Series A Cumulative
    Redeemable Preference Units             $  153,000   $  153,000     $  153,000   $  153,000   $       --
  9 1/8% Series B Cumulative
    Redeemable Preference Units             $  125,000   $  125,000     $  125,000   $  125,000   $       --
  9 1/8% Series C Cumulative
    Redeemable Preference Units             $  115,000   $       --     $  115,000   $       --   $       --
8.60% Series D Cumulative
    Redeemable Preference Units             $  175,000   $       --     $       --   $       --   $       --
Series E Cumulative
    Convertible Preference Units            $   99,995   $       --     $       --   $       --   $       --
9.65% Series F Cumulative
    Redeemable Preference Units             $   57,500   $       --     $       --   $       --   $       --
Partners' capital                           $2,116,411   $  979,013     $1,216,467   $  750,902   $  761,373


                           DESCRIPTION OF THE NOTES

     The Notes constitute a separate series of securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture, dated as of October 1, 1994 (the "Indenture") between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus or the Indenture, as the case may be.

General

     The Notes will be limited to $150,000,000 in aggregate principal amount. The Notes will be issued in denominations of $1,000 and integral multiples of $1,000, will bear interest from October 8, 1997 at the annual rate set forth on the cover page of this Prospectus Supplement, and will mature on October 15, 2017 (the "Maturity Date"). Interest will be payable semi-annually in arrears on April 15 and October 15, commencing April 15, 1998 (each, an "Interest Payment Date"), to the persons in whose names the Notes are registered at the close of business on the preceding April 1 or October 1, respectively, regardless of whether such day is a Business Day. If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in The City of New York are open for business.

     The Notes will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. The Notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific Property which secures such lender's mortgage. As of June 30, 1997, such mortgages aggregated approximately $961 million. As of June 30, 1997, the outstanding indebtedness of the Operating Partnership with which the Notes will rank pari passu was approximately $755 million (net of a $1 million discount and including a $5.5 million premium). As of June 30, 1997, the Operating Partnership's total debt was approximately $1.72 billion, and on a pro forma basis giving effect to this Offering, the total outstanding indebtedness of the Operating Partnership and its Subsidiaries was approximately $1.87 billion. Subject to certain limitations set forth in the Indenture, and as described under "Certain Covenants--Limitations on Incurrence of Indebtedness" in the accompanying Prospectus, the Indenture will permit the Operating Partnership to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered, book-entry form. See "--Book Entry System" below.

     The Notes will not be subject to a sinking fund.

     Reference is made to the section entitled "Certain Covenants" in the accompanying Prospectus for a description of the covenants applicable to the Notes. In addition, the Operating Partnership is required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Operating Partnership. On a pro forma basis giving effect to the Offering, as of June 30, 1997 the Operating Partnership's Total Unemcumbered Assets would have been equal to approximately 374% of the aggregate outstanding amount of the Unsecured Debt of the Operating Partnership.

     Compliance with such covenants with respect to the Notes generally may not be waived by the Board of Trustees of the Company, as general partner of the Operating Partnership, or the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes of such series consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities-- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.

     Except as described herein or under "Certain Covenants--Limitations on Incurrence of Indebtedness" and under "Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford Holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the general partner of the Operating Partnership, or any Affiliate of either such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the Holders of the Notes. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale" in the accompanying Prospectus, the Operating Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Notes.

     The Operating Partnership and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Operating Partnership.

     As used herein,

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means .25% (one-fourth of one percent) plus the arithmetic means of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

     "Subsidiary" means a corporation, a limited liability company or a partnership a majority of the outstanding voting stock, limited liability company or partnership interests, as the case may be, of which is owned, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, managing members or trustees, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the Properties.

Optional Redemption by the Operating Partnership

     The Operating Partnership may redeem the Notes, at any time after the Option Payment Date, in whole or from time to time in part, at the election of the Operating Partnership, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price"). Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

Defeasance

     The Notes will be subject to defeasance and discharge and to defeasance of certain obligations as described under "Description of Debt Securities-- Discharge, Defeasance, and Covenant Defeasance" in the Prospectus.

Book Entry System

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests in the Global Security. Upon issuance, the Notes will only be issued in the form of a Global Security which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Security may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC, or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in the Global Security will be limited to persons that have accounts with DTC for the Global Security ("Participants") or persons that may hold interests through Participants. Upon the issuance of the Global Security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes represented by the Global Security beneficially owned by such Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer, or pledge beneficial interests in the Global Security.

     So long as DTC or its nominee is the registered owner of the Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Security will not be entitled to have the interests represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of holders or if an owner of a beneficial interest in the Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests represented by the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Operating Partnership, the Trustee, or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

     The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Security as shown on the records of DTC. The Operating Partnership also expects that payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If DTC is at any time unwilling or unable to continue as depository for the Notes and the Operating Partnership fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Operating Partnership will issue the Notes in definitive form in exchange for the Global Security. Any Notes issued in definitive form in exchange for the Global Security will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in the Global Security.

     DTC has advised the Operating Partnership of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Terms Agreement incorporating by reference the related Purchase Agreement (collectively, the "Purchase Agreement"), the Operating Partnership has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase, $150,000,000 principal amount of Notes. The Purchase Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Notes if any are purchased.

     The Operating Partnership has been advised by the Underwriter that the Underwriter proposes to offer the Notes to the public at the offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .50% of the principal amount thereof, and that the Underwriter may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount to other dealers. The public offering price and the concession and discount to dealers may be changed after the initial public offering.

     The Notes are a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriter that it intends to make a market in the Notes, but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Operating Partnership has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter from time to time provides investment banking and financial advisory services to the Operating Partnership and other entities owned or controlled by Mr. Zell, and affiliates of the Underwriter from time to time provide financing to such entities.

     The Operating Partnership has purchased and may purchase multifamily properties from affiliates of the Underwriter in the future.

                                    EXPERTS

     The consolidated financial statements of Evans Withycombe Residential, L.P. appearing in the Current Report of the Operating Partnership on Form 8-K, dated September 10, 1997, and the consolidated financial statements of the Operating Partnership appearing in the Operating Partnership's 1996 Annual Report (Form 10-K) for the year ended December 31, 1996; the Combined Statement of Revenue and Certain Expenses for the year ended December 31, 1995 of the 1996 Acquired Properties and Probable Properties, appearing in the Current Report of the Operating Partnership on Form 8-K, as amended by Form 8-K/A, dated May 23, 1996; the Combined Statement of Revenue and Certain Expenses for the year ended December 31, 1995 of the 1996 Acquired Properties, appearing in the Current Report of the Operating Partnership on Form 8-K, dated November 15, 1996; the Combined Statements of Revenue and Certain Expenses of certain of the properties either acquired or which may be acquired in 1997 for the three years in the period ended December 31, 1996 and the Statements of Revenue and Certain Expenses of certain other properties acquired in 1997 for the year ended December 31, 1996, each of which appear in the Current Report of the Operating Partnership on Form 8-K, dated May 20, 1997; the Statements of Revenue and Certain Expenses of certain properties acquired in 1997 for the year ended December 31, 1996, appearing in the Current Report of the Operating Partnership on Form 8-K, dated August 15, 1997; and the Combined Statements of Revenue and Certain Expenses of certain other properties either acquired or which may be acquired in 1997 for the year ended December 31, 1996, appearing in the Current Report of the Operating Partnership on Form 8-K, dated September 17, 1997; have all been audited by Ernst & Young LPL, independent auditors, as set forth in their reports thereon and incorporated by reference in the attached Prospectus, and are incorporated in the attached Prospectus in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Operating Partnership and its subsidiaries at December 31, 1995 and for the years ended December 31, 1995 and 1994 appearing in the Operating Partnership's 1996 Annual Report (Form 10-K) incorporated by reference in the attached Prospectus have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in the attached Prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby will be passed upon for the Operating Partnership by Rosenberg & Liebentritt, P.C., Chicago, Illinois and certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C. Hogan & Hartson L.L.P. from time to time provides services to the Operating Partnership and other entities controlled by Mr. Zell.

                                               Filed pursuant to Rule 424(b)(5)
                                               SEC File No. 333-12213




PROSPECTUS                        $625,000,000
----------
                       ERP OPERATING LIMITED PARTNERSHIP

                                DEBT SECURITIES

                                ---------------

     ERP Operating Limited Partnership, an Illinois limited partnership
(the "Operating Partnership"), may from time to time offer in one or more series its unsecured senior debt securities (the "Debt Securities"), in an aggregate principal amount of up to $625,000,000, on terms to be determined at the time of offering. The Debt Securities may be offered by the Operating Partnership in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the Holder, terms for sinking fund payments, covenants and any initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

     The Debt Securities may be offered directly, through agents designated from time to time by the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth or will be calculable from the information set forth in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Debt Securities.

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE DEBT SECURITIES.


                                ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                ---------------

          THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                                ---------------

              THE DATE OF THIS PROSPECTUS IS SEPTEMBER 25, 1996.

                             AVAILABLE INFORMATION

     The Operating Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Operating Partnership with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, including the Operating Partnership, that file electronically with the Commission.

     The Operating Partnership has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. For further information with respect to the Operating Partnership and the Debt Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Operating Partnership and the Debt Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Operating Partnership under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A filed on August 26, 1996.

     b. The Operating Partnership's Quarterly Reports on Form 10-Q for the three- and six-month periods ended March 31, 1996 and June 30, 1996, respectively.

     c. The Operating Partnership's Current Reports on Form 8-K dated September 21, 1995, March 1, 1996, May 23, 1996 (each as amended by a Form 8-K/A), and August 8, 1996.

     d. The Operating Partnership's Fourth Amended and Restated ERP Operating Limited Partnership Operating Limited Partnership Agreement of Limited Partnership, filed as Exhibit 10.1 to the Operating Partnership's Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 1995.

     All documents filed by the Operating Partnership pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to ERP Operating Limited Partnership, c/o Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention: Cynthia McHugh (telephone number:
(312) 474-1300).

                           THE OPERATING PARTNERSHIP

     GENERAL

          The Debt Securities offered hereby are being issued by the Operating Partnership which is managed by its general partner, Equity Residential Properties Trust (the "Company"). The Company, one of the largest publicly traded REITs (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. The Company was organized as a Maryland real estate investment trust in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "IPO"). The Company was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. The Company's senior executives average over 23 years of experience in the multifamily property business.

          All of the Company's interests in its multifamily properties (the "Properties") are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating Partnership.

          The Operating Partnership currently has four classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either common shares of beneficial interest of the Company, $0.01 par value per share ("Common Shares"), on a one-for-one basis or, at the Company's option, cash; (ii)
     9 3/8% Cumulative Redeemable Preference Units ("9 3/8% Preference Units");
     (iii) 9 1/8% Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); and (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units"). The 9 3/8% Preference Units, the 9 1/8% Series B Preference Units, and the 9 1/8% Series C Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's
     9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), and the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 per value per share (the "Series C Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of September 25, 1996, owned approximately 84% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Preference Units, the 9 1/8% Series B Preference Units, and the 9 1/8% Series C Preference Units. It is the Company's policy that Equity Residential Properties Trust shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

          The Operating Partnership's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300.

     THE OPERATING SUBSIDIARIES

          Essentially all operations of the Company are conducted directly or indirectly by the Operating Partnership and those entities owned or controlled by the Operating Partnership (collectively, the "Subsidiaries"), so that, among other things, the Company is able to comply with certain technical and complex requirements under the Federal tax law relating to the assets and income that a REIT may hold or earn. In this regard, the Company has established: (i) the Operating Partnership which benefited those entities that contributed certain of the 69 Properties acquired by the Operating Partnership in connection with the IPO in exchange for OP Units by allowing them to partially defer certain tax consequences and which will allow the Operating Partnership to acquire additional multifamily properties in transactions that may defer some or all of the sellers' tax consequences, (ii) Equity Residential Properties Management

     Corp., Equity Residential Properties Management Corp. II, and Equity Residential Properties Management Corp. III (collectively, the "Management Corps") and Equity Residential Properties Management Limited Partnership and Equity Residential Properties Management Limited Partnership II (collectively, the "Management Partnerships") which provide management services because the income from such operations might jeopardize the Company's REIT status if such services were provided directly by the Company or the Operating Partnership, and (iii) a series of limited partnerships and limited liability companies which own the beneficial interest of certain of the Properties which are encumbered by mortgage financing. The Operating Partnership and its Subsidiaries perform substantially all ownership and management functions with respect to the Properties.

                                  RISK FACTORS

          Prospective investors should carefully consider, among other factors, the matters described below prior to making an investment decision regarding the Debt Securities offered hereby.

     ADVERSE CONSEQUENCES OF DEBT FINANCING AND PREFERRED SHARES

          General Risks. As of June 30, 1996, the Properties were subject to approximately $667.8 million of mortgage indebtedness and the Operating Partnership's total debt equaled approximately $1.04 billion, $151.5 million of which was floating rate debt. Subsequent to June 30, 1996, the Operating Partnership issued $150 million aggregate principal amount of 7.57% Notes due August 15, 2026 pursuant to a public debt offering in August 1996 (the "Debt Offering"). In addition, in June 1995, the Company issued 6,120,000 Series A Preferred Shares pursuant to a preferred share offering; in November 1995, the Company issued 5,000,000 depositary shares each representing a 1/10 fractional interest in a Series B Preferred Share pursuant to a depositary share offering; and in September 1996, the Company issued 4,600,000 depositary shares each representing a 1/10 fractional interest in a Series C Preferred Share pursuant to a depositary share offering (collectively, the "Preferred Share Offerings"). The Operating Partnership used the proceeds from the Debt Offering and the Preferred Share Offerings to repay indebtedness and to acquire additional Properties. The Operating Partnership is subject to the risks normally associated with debt or preferred equity financing, including the risk that the Operating Partnership's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness may not be refinanced or that the terms of such refinancing will not be as favorable as the terms of current indebtedness and the risk that necessary capital expenditures for such purposes as renovations and other improvements may not be financed on favorable terms or at all. If the Operating Partnership were unable to refinance its indebtedness on acceptable terms, or at all, the Operating Partnership might be forced to dispose of one or more of the Properties on disadvantageous terms, which might result in losses to the Operating Partnership and and might adversely affect the cash available for distributions to shareholders. If interest rates or other factors at the time of the refinancing result in higher interest rates upon refinancing, the Operating Partnership's interest expense would increase, which would affect the Operating Partnership's ability to make distributions to its shareholders. Furthermore, if a Property is mortgaged to secure payment of indebtedness and the Operating Partnership is unable to meet mortgage payments, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Operating Partnership. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the REIT distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code").

          Restrictions on the Company's Activities. A substantial portion of the Operating Partnership's debt has been issued pursuant to two different indentures (the "Indentures") which restrict the amount of indebtedness (including acquisition financing) the Operating Partnership may incur. Accordingly, if the Company or the Operating Partnership is unable to raise additional equity or borrow money, respectively, because of the debt restrictions in the indentures, the Operating Partnership's ability to acquire additional properties may be limited.

          Bond Compliance Requirements. The Operating Partnership owns several Properties that are subject to restrictive covenants or deed restrictions relating to current or previous tax-exempt bond financing and owns the bonds collateralized by several additional Properties. The Operating Partnership has retained an independent outside consultant to monitor compliance with the restrictive covenants and deed restrictions that affect these Properties. The bond compliance requirements may have the effect of limiting the Operating Partnership's income from these Properties if the Operating Partnership is required to lower its rental rates to attract low or moderate income tenants, or eligible/qualified tenants.

     POTENTIAL ENVIRONMENTAL LIABILITY AFFECTING THE COMPANY

          Under various Federal, state and local environmental laws, ordinances and regulations, an owner of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose environmental liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure properly to remediate such substances, may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain laws impose liability for release of asbestos-containing materials ("ACMs") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Operating Partnership or the Subsidiaries, as the case may be, may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

          All of the Properties have been the subject of a Phase I or similar environmental assessment (which involves general inspections without soil sampling or ground water analysis and generally without radon testing) completed by qualified independent environmental consultant companies. All of the environmental assessments were conducted within the last five years and were obtained prior to the acquisition by the Operating Partnership of each of the Properties. These environmental assessments have not revealed, nor is the Operating Partnership aware of, any environmental liability that the Operating Partnerships's management believes would have a material adverse effect on the Operating Partnership's business, results of operations, financial condition or liquidity.

          No assurance can be given that existing environmental assessments with respect to any of the Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to the Operating Partnership, or that a material environmental condition does not otherwise exist as to any one or more Properties.

     REAL ESTATE INVESTMENT CONSIDERATIONS

          General. Income from real property investments and the Operating Partnership's resulting ability to make expected interest payments on Debt Securities may be adversely affected by the general economic climate, local conditions such as oversupply of apartment units or a reduction in demand for apartment units in the area, the attractiveness of the Properties to tenants, zoning or other regulatory restrictions, the ability of the Operating Partnership to provide adequate maintenance and insurance, and increased operating costs (including insurance premiums and real estate taxes). The Operating Partnership's income would also be adversely affected if tenants were unable to pay rent or the Company were unable to rent apartment units on favorable terms. If the Operating Partnership were unable to promptly relet or renew the leases for a significant number of apartment units, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then the Operating Partnership's income and ability to make expected distributions to shareholders may be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Operating Partnership to vary its portfolio promptly in response to changes in economic or other conditions.

          Changes in Laws. Increases in real estate taxes and income, service or other taxes generally are not passed through to tenants under existing leases and may adversely affect the Operating Partnership's income and its ability to make interest payments on Debt Securities. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect the Operating Partnership's income and its ability to make interest payments on Debt Securities.

     DEPENDENCE ON KEY PERSONNEL

          The Operating Partnership is dependent on the efforts of the Company's executive officers. While the Operating Partnership believes that it could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on the operations of the Operating Partnership. None of these officers has entered into employment agreements with the Company.

     DISTRIBUTION REQUIREMENTS POTENTIALLY INCREASING INDEBTEDNESS OF THE
     COMPANY

          The Company may be required from time to time, under certain circumstances, to accrue as income for tax purposes interest and rent earned but not yet received. In such event, or upon the repayment by the Operating Partnership or its Subsidiaries of principal on debt, the Company could have taxable income without sufficient cash to enable the Company to meet the distribution requirements of a REIT. Accordingly, the Operating Partnership could be required to borrow funds or liquidate investments on adverse terms in order to allow the Company to meet such distribution requirements.

                                USE OF PROCEEDS

     Unless otherwise indicated in the accompanying Prospectus Supplement, the Operating Partnership intends to use the proceeds from the sale of the Debt Securities for general purposes including, without limitation, the acquisition of multifamily properties and the repayment of debt.


                 RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERENCE UNIT DISTRIBUTIONS

     The following table sets forth the Operating Partnership's ratios of earnings to combined fixed charges and preference unit distributions for the periods shown.



   For the Six        For the Six
     Months             Months             For the Years Ended December 31,
 Ended June 30,     Ended June 30,     ----------------------------------------
      1996               1995          1995     1994     1993     1992     1991
---------------     --------------     ----     ----     ----     ----     ----
      1.57              1.61           1.54     2.18     1.25     .91      .82


     Ratio of earnings to combined fixed charges and preference unit distributions represents the ratio of income before gain on disposition of properties, extraordinary items and allocation to Minority Interests plus fixed charges (principally interest expense incurred) to fixed charges and preference unit distributions.

     The reorganization and recapitalization of the Company and the Operating Partnership effected in connection with the IPO in 1993 permitted the Company and the Operating Partnership to significantly deleverage the Properties resulting in an improved ratio of earnings to combined fixed charges and preference unit distributions for periods subsequent to the IPO.

                        DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be issued under an Indenture dated as of October 1, 1994, as amended or supplemented from time to time (the "Indenture"), between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Trustee at 14 Wall Street, Eighth Floor, New York, New York or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Unless otherwise specified in the applicable Prospectus Supplement, the Company has no obligation for payment of principal of or interest on the Debt Securities. The Debt Securities may be issued in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Company, as general partner of the Operating Partnership, or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including without limitation:

     (1)  the title of such Debt Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

(5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

(6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(7) the place or places where the principal of (and premium and Make-Whole Amounts (as defined below), if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

(8) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

(9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities at the option of a Holder thereof, and the period or periods within which, the price or prices as to which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(11) whether the amount of payments of principal (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or other method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

(12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants, set forth in the Indenture;

(13) whether such Debt Securities will be issued in certificated or book-entry form;

(14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

(15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the Indenture;

(16) whether and under what circumstances the Operating Partnership will pay Additional Amounts as contemplated in the Indenture in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment;

          (17) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

          The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

          Except as set forth below under "Certain Covenants - Limitations on Incurrence of Debt," the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership or in the event of a change of control. However, restrictions on ownership and transfers of the Company's Common Shares and preferred shares of beneficial interest are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

          Unless otherwise described in the applicable Prospectus Supplement, the Registered Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

          Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 14 Wall Street, Eighth Floor, New York, New York; provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

          Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

          Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each Place of Payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which as been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section
305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into any other entity, provided that (i) the Operating Partnership shall be the continuing entity, or the successor entity shall be an entity organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume payment of the principal of and premium (if any) and any interest (including all Additional Amounts, if any, payable pursuant to Section
1012) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture,
(ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result thereof as having been incurred by the Operating Partnership, or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an officer's certificate of the Company as general partner of the Operating Partnership and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Operating Partnership will not, and will not permit any Subsidiary to incur any Debt (as defined below), other than intercompany Debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of its Subsidiaries, (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment of the Debt Securities, if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) the Operating Partnership's Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt (such increase together with the Company's Total Assets shall be referred to as the "Adjusted Total Assets") (Section 1004).

     In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not and will not permit any Subsidiary to incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Maximum Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that

(i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, during such period; and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004).

     In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Adjusted Total Assets (Section 1004).

     Notwithstanding the limitation set forth in the preceding paragraph, the Indenture provides that the Operating Partnership and its Subsidiaries may incur Secured Debt, provided that such Secured Debt is incurred under the Acquisition Lines of Credit, and provided further that after the increase of such Secured Debt under the Acquisition Lines of Credit, the aggregate principal amount of all outstanding Secured Debt, including debt under the Acquisition Lines of Credit of the Operating Partnership or any Subsidiary does not exceed 45% of the Adjusted Total Assets; provided, however, that the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis may exceed 40% of the Adjusted Total Assets for not more than 270 days of any consecutive 360 day period.

     For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

     Restrictions on Distributions. The Operating Partnership will not make any distribution, by reduction of capital or otherwise (other than distributions payable in securities evidencing interests in the Operating Partnership's capital for the purpose of acquiring interests in real property or otherwise) if, immediately after such distribution the aggregate of all such distributions made since March 31, 1993 shall exceed Funds from Operations of the Operating Partnership and its Subsidiaries from March 31, 1993 until the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to such distribution; provided, however, that the foregoing limitation shall not apply to any distribution which is necessary to maintain the Company's status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), if the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis at such time is less than 60% of Adjusted Total Assets (Section 1005).

     Notwithstanding the foregoing, the Operating Partnership will not be prohibited from making the payment of any distribution within 30 days of the declaration thereof if at such date of declaration such payment would have complied with the provisions of the immediately preceding paragraph (Section
1005).

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Operating Partnership, and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

     Maintenance of Properties. The Operating Partnership will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1007).

     Insurance. The Operating Partnership will and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then fully insurable value with financially sound and reputable insurance companies (Section 1008).

     Payment of Taxes and Other Claims. The Operating Partnership will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Operating Partnership or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

     Provision of Financial Information. The Holders of the Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act, the Operating Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event
(x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

     Any additional covenants and/or modifications to the covenants described above with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

As used herein,

     "Acquisition Lines of Credit" means, collectively, any secured lines of credit of the Operating Partnership and its Subsidiaries, the proceeds of which shall be used to, among other things, acquire interests, directly or indirectly, in real estate.

     "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income (as defined below) of the Operating Partnership and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for gains and losses on properties, (e) depreciation and amortization (f) the effect of any non-cash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (g) amortization of deferred charges.

     "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Debt" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership and its Subsidiaries, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership and its Subsidiaries, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership and its Subsidiaries as lessee which is reflected on the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness incurred under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Operating Partnership or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Funds from Operations" for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Maximum Annual Service Charge" as of any date means the maximum amount which is payable in any 12 month period for interest on Debt.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Reinvestment Rate" means .25% (one-fourth of one percent) plus the arithmetic means of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Significant Subsidiary" means any Subsidiary which is a "Significant Subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act) of the Operating Partnership.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Operating Partnership.

     "Subsidiary" means a corporation, a limited liability company or a partnership a majority of the outstanding voting stock or partnership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, managing members or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Operating Partnership's and its Subsidiaries' Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

     "Unsecured Debt" means Debt of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the Properties.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to the Debt Securities issued thereunder: (i) default for 30 days in the payment of any interest on any Debt Security of such series; (ii) default in the payment of the principal of (or premium, if any,) on any Debt Security of such series at its maturity; (iii) default in the performance, or breach, of any other covenant or warranty of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (iv) an event of default under any Debt, as defined in any indenture or instrument evidencing such Debt, whether such indebtedness now exists or shall hereinafter be created, the repayment of which the Operating Partnership is directly responsible or liable as obligor or guarantor on a full recourse basis, for outstanding indebtedness for borrowed money in, or a guarantee for, a principal amount in excess of $10,000,000, shall happen and be continuing and such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable or the Operating Partnership shall default in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $10,000,000, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled; and (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership, any Significant Subsidiary or any of their property and any other Event of Default.

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) and premium (if any) on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of and premium (if any) and interest on the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and
(ii) all Events of Default, other than the non-payment of accelerated principal or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of and premium (if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture, unless such default shall have been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of and premium (if any) or interest on any Debt Security) if and so long as the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for

60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of and premium (if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company as to such officer's knowledge of the Operating Partnership's compliance with all conditions and covenants under the Indenture, and, in the event of any noncompliance, specifying each such noncompliance and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities of each series issued under the Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of and premium (if any) or interest on, any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or premium payable upon the redemption of any such Debt Security; (iii) change the Place of Payment, or the currency, for payment of principal of any Debt Security or any premium or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security or
(vii) adversely modify or affect (in any manner adverse to the Holders) the terms and conditions of the obligations of the Operating Partnership in respect of the due and punctual payment of the principal of and premium (if any), or interest on the Debt Securities (Section 902).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series effected thereby have the right to waive compliance by the Operating Partnership with certain covenants in the Indenture (Section 1013).

     Modifications and amendments of the Indenture may be permitted to be made by the Operating Partnership and the Trustee without the consent of any Holders of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to change or eliminate any of the provisions of the Indenture, provided that any such change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the modification or amendment which is entitled to the benefit of such provision; (v) to secure the Debt Securities; (vi) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (vii) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under the Indenture in any material respect; or (viii) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, Debt Securities owned by the Operating Partnership, or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership, Company or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Operating Partnership or by the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, or in any such case, upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or presenting a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting; and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities in respect of principal and premium (if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 1401).

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (i) to decease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section
1402) or (ii) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1010, inclusive, of the Indenture (being the restrictions described under "Certain Covenants") and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership with the Trustee, in trust, of an amount, in cash or Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of and premium (if any) and interest on such Debt Securities on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Operating Partnership has delivered to the applicable Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which are not callable or redeemable at the option or the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities, and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iii) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1010, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities), the amount of Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

REDEMPTION OF SECURITIES

     The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Operating Partnership, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed.

     If the Operating Partnership elects to redeem Debt Securities, it will notify the Trustee at lease 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.

BOOK ENTRY REGISTRATION

     If the applicable Prospectus Supplement so indicates, the Debt Securities will be represented by one or more certificates (the "Global Notes"). The Global Notes representing Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or other successor depository appointed by the Operating Partnership (DTC or such other depository is herein referred to as the "Depository") and registered in the name of the Depository or its nominee. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole (i) by DTC for the Global Note to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC, or
(iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     DTC currently limits the maximum denomination of any single Global Note to $150,000,000. Therefore, for purposes hereof, "Global Note" refers to the Global Note or Global Notes representing the entire issue of Debt Securities of a particular series.

     Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC for the Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by the Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer, or pledge beneficial interests in the Global Note.

     So long as DTC or its nominee is the registered owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have the Debt Securities represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Operating Partnership understands that under existing industry practices, if the Operating Partnership requests any action of holders or if an owner of a beneficial interest in the Global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on Debt Securities represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Operating Partnership, the Trustee, or any other agent of the Operating Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

     The Operating Partnership expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Operating Partnership also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practices, as is not the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository for the Debt Securities and the Operating Partnership fails to appoint a successor Depository registered as a clearing agency under the Exchange Act within 90 days, the Operating Partnership will issue the Debt Securities in definitive form in exchange for the Global Note. Any Debt Securities issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

     DTC has advised the Operating Partnership of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT

     If the applicable Prospectus Supplement so indicates, settlement for the Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all payments of principal and interest on the Debt Securities will be made by the Operating Partnership in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debt Securities subject to settlement in immediately available funds will trade in DTC's Same-Day Funds Settlement System until maturity or until the Debt Securities are issued in certificated form, and secondary market trading activity in such Debt Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

                             PLAN OF DISTRIBUTION

     The Operating Partnership may sell the Debt Securities to one or more underwriters for public offering and sale by them or may sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Debt Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Operating Partnership may, from time to time, authorize underwriters acting as the Operating Partnership's agents to offer and sell the Debt Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters may be deemed to have received compensation from the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Operating Partnership to underwriters or agents in connection with the offering of the Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Operating Partnership will authorize underwriters or other persons acting as the Operating Partnership's agents to solicit offers by certain institutions to purchase Debt Securities from the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Operating Partnership. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Operating Partnership shall have sold to such underwriters, the total principal amount of the Debt Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for the Operating Partnership and its Subsidiaries in the ordinary course of business.

                                    EXPERTS

     The Consolidated and Combined Financial Statements incorporated in this Prospectus by reference to the Operating Partnership's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1995 have been so incorporated in reliance on the reports of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The Combined Statement of Revenue and Certain Expenses of the 1996 Acquired Properties and Probable Properties for the year ended December 31, 1995, as set forth in the Operating Partnership's Current Report on Form 8-K, as amended by Form 8-K/A, dated May 23, 1996, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in this Prospectus by reference. Such combined financial statement is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Debt Securities offered hereby will be passed upon for the Operating Partnership by Rosenberg & Liebentritt, P.C., Chicago, Illinois, and, with respect to any underwritten offering of Debt Securities, certain legal matters will be passed upon for the underwriters by Hogan & Hartson L.L.P., Washington, D.C. Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities controlled by Mr. Zell.

     Sheli Z. Rosenberg, the Chairman of the Board of Rosenberg & Liebentritt, P.C., is a trustee of the Company. The Company incurred legal fees to Rosenberg & Liebentritt, P.C. of approximately $1.031 million in 1995 and, through September 1, 1996, approximately $540,000 in 1996. Attorneys of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding Common Shares of the Company, either directly or upon the exercise of options.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP. THIS PROSPECTUS SUPPLE-MENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUP-PLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----
The Operating Partnership.................................................  S-3
Recent Developments.......................................................  S-4
Use of Proceeds...........................................................  S-6
Ratio of Earnings to Combined Fixed Charges and Preference Unit
 Distributions............................................................  S-6
Business and Properties...................................................  S-6
Selected Financial and Operating Information..............................  S-9
Description of the Notes.................................................. S-11
Underwriting.............................................................. S-15
Experts................................................................... S-16
Legal Matters............................................................. S-16

                                  PROSPECTUS

Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Operating Partnership.................................................    4
Risk Factors..............................................................    5
Use of Proceeds...........................................................    8
Ratios of Earnings to Combined Fixed Charges and Preference Unit
 Distributions............................................................    8
Description of Debt Securities............................................    9
Plan of Distribution......................................................   24
Experts...................................................................   25
Legal Matters.............................................................   25

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                                 $150,000,000

                                     LOGO

                                 ERP OPERATING
                              LIMITED PARTNERSHIP

7 1/8% NOTES DUE OCTOBER 15, 2017

                               -----------------

                             PROSPECTUS SUPPLEMENT

                               -----------------

                              MERRILL LYNCH & CO.

                                OCTOBER 3, 1997

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